Exhibit 21.1
List of Subsidiaries of Oasis Petroleum Inc.

Jurisdiction of Incorporation or
Name of Subsidiary	Organization
Oasis Midstream Services LLC	Delaware

Oasis Petroleum LLC	Delaware

Oasis Petroleum Marketing LLC	Delaware

Oasis Petroleum North America LLC	Delaware

Oasis Well Services LLC	Delaware